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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2008
Washington, DC
101

SEC FILE NUMBER
8-52520

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MICG Investment Management, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11815 Fountain Way, Suite 400
(No. and Street)

Newport News, (City) VA (State) 23606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Martinovich (757) 246-3665
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harbinger, PLC
(Name – *if individual, state last, first, middle name*)

150 W. Main Street, Suite 1740 (Address) Norfolk (City) VA (State) 23510 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/21

OATH OR AFFIRMATION

I, Jeffery Martinovich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MICG Investment Management, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jeffrey Martinovich
Signature

CEO
Title

Deborah E. Deatherage
Notary Public

DEBORAH E. DEATHERAGE
NOTARY PUBLIC
Commonwealth of Virginia
Reg. #208337
My Commission Expires 5/31/09

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c-3- and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MICG Investment Management, LLC

REPORT PURSUANT TO RULE 17a-5(d)
AND REGULATION 1.16

December 31, 2007

TABLE OF CONTENTS

HARBINGER PLC
CONSULTANTS AND CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members and Board of Directors of
MICG Investment Management, LLC
Newport News, Virginia

We have audited the accompanying statement of financial condition of MICG Investment Management, LLC (the "Company") as of December 31, 2007 and the related statements of income, changes in Members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MICG Investment Management, LLC as of December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with the accounting principals generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12, 13 and 14 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and the regulations under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harbinger PLC

February 25, 2008
Norfolk, Virginia

www.harbingerplc.com
150 WEST MAIN STREET, SUITE 1740
NORFOLK, VIRGINIA 23510
P: (757) 228-7878
F: (757) 228-5978

MICG INVESTMENT MANAGEMENT, LLC
Statement of Financial Condition
As of December 31, 2007

ASSETS

Cash	$	1,518,592
Receivable from clearing broker		58,395
Commissions receivable		413,290
Notes receivable		103,500
Property, equipment and leasehold improvements, at cost, net		605,060
Customer list		373,281
Prepaid expenses and other assets		443,513
Total assets	$	3,515,631

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$	485,286
Deferred rent		638,628
Notes and accounts payable to Credit Union Service Organizations		195,433
Total liabilities	$	1,319,347
Commitments and contingency		
Members' equity		2,196,284
Total liabilities and members' equity	$	3,515,631

The Notes to Financial Statements are
an integral part of this statement.

MICG INVESTMENT MANAGEMENT, LLC
Statement of Income
For the Year Ended December 31, 2007

Revenue	
Commissions and fees	$ 7,771,230
Interest income	100,537
Other income	27,976
Total revenue	7,899,742
Expenses	
Compensation and benefits	5,589,379
Brokerage, execution and clearance fees	113,210
Communications and data processing	423,850
Occupancy	624,062
Depreciation and amortization	128,749
Professional fees	195,111
Travel and entertainment	182,733
Interest expense	6,390
Insurance	89,043
Office expense	418,993
Other expenses	500,167
Less expenses reimbursed by Credit Union Service Organizations	(162,192)
Total expenses	8,109,495
Net income	$ (209,752)

The Notes to Financial Statements are
an integral part of this statement.

MICG INVESTMENT MANAGEMENT, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2007

BALANCE AT DECEMBER 31, 2006	**$ 650,453**
Capital Contribution	1,859,429
Withdrawals	(103,846)
Net loss	(209,752)
BALANCE AT DECEMBER 31, 2007	**$2,196,284**

The Notes to Financial Statements are
an integral part of this statement.

MICG INVESTMENT MANAGEMENT, LLC
Statement of Cash Flows
For the Year Ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	**$ (209,752)**
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	**128,749**
Changes in operating assets and liabilities:	
Decrease in receivable from clearing broker	**12,464**
Decrease in commissions receivable	**230,511**
Increase in notes receivable	**(103,500)**
Increase in customer list	**(384,428)**
Increase in prepaid expenses and other assets	**(175,059)**
Increase in accounts payable and accrued expenses	**158,064**
Decrease in deferred rent	**(83,034)**
Net cash used in operating activities	**(425,985)**
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of furniture, fixtures and leasehold improvements	**(13,537)**
Net cash used in investing activities	**(13,537)**
CASH FLOWS FROM FINANCING ACTIVITIES	
Members' capital withdrawals	**(103,846)**
Members' capital contributions	**1,859,429**
Decrease in notes and accounts payble to Credit Union Service Organizations	**(17,684)**
Net cash provided by financing activities	**1,737,899**
NET INCREASE (DECREASE) IN CASH	**1,298,377**
CASH, BEGINNING	**220,215**
CASH, ENDING	**$ 1,518,592**
SUPPLEMENTAL CASH FLOW INFORMATION	
Cash paid for interest expense	**17,684**

The Notes to Financial Statements are
an integral part of this statement.

Note 1. Organization and Summary of Significant Accounting Policies

MICG Investment Management, LLC (the "Company") was formed as a limited liability company under the laws of the State of Virginia. As a limited liability company, each member's liability is generally limited to amounts reflected in their respective member accounts. The Company is a broker dealer in securities registered with the Securities and Exchange Commission (the "SEC") and the Commodity Futures Trading Commission (the "CFTC") and is a member of the Financial Industry Regulatory Authority, Inc. (the "FINRA") and the National Futures Association (the "NFA").

The Company operates its business as both a broker-dealer for securities and agent for insurance policies.

The preparation of the financial statements in conformity with accounting principals generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates, and those differences could be material.

Commissions and fees receivable are carried at the amount considered to be collectible. The Company estimates doubtful accounts based on historical bad debts, factors related to specific customers' ability to pay and current economic trends. The Company writes off accounts receivable against the allowance when a balance is determined to be uncollectible.

Property and equipment is recorded at cost, and depreciated on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized on the straight-line method over the estimated useful life or the remaining lease term, whichever is less.

Commissions revenue and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Asset management fees are received quarterly but are recognized on a pro rata basis over the terms of the contracts.

Investment banking fees are earned by providing merger and acquisition services. These fees are recognized as revenue once the Company has completed substantially all contracted work required and, subsequently, management concludes that substantially all contingencies have been satisfied and it is probable that the contract will be consummated.

(Continued)

Note 1. Organization and Summary of Significant Accounting Policies (Concluded)

Insurance commissions and mutual funds commissions are recognized as transactions occur.

The Company is treated as a partnership for federal and state income tax purposes. As such, the members are liable for individual federal and state income taxes on their respective share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

Note 2. Concentration of Credit Risks

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, receivables from the clearing broker and commissions receivable.

The Company maintains cash balances in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Receivable from the clearing broker primarily represents commission monies due from the clearing broker. The Company is subject to credit risk should the clearing broker be unable to repay this balance.

Commissions receivable represents commissions from insurance contracts, mutual fund and managed future account trail fees, and investment banking fees.

Note 3. Clearing Agreement

Pursuant to the clearing agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for unsecured losses that result from customers' failure to complete securities transactions.

The agreement expires January 1, 2007. The agreement automatically renews for one additional year unless either party provides 60 days' advance notice of nonrenewal. Should the Company cancel the agreement prior to the specified date, the Company must pay an early termination fee, up to $25,000.

Note 4. Property and Equipment

Property and equipment consists of the following:

		2007
Computer equipment (3 to 5 years)	$	44,144
Furniture and artwork (5 to 10 years)		220,538
Leasehold improvements (4 to 10 years)		651,937
		916,619
Less accumulated depreciation and amortization		311,559
	$	605,060

Note 5. Credit Union Service Organizations ("CUSOs")

The Company originally had agreements with seven Virginia credit unions (comprising five CUSOs) originally to manage financial service entities owned by these credit unions. The purpose of these organizations is to offer regulated securities as an investment option to credit union members. The Company staffs the facilities with registered securities brokers. During 2005, two of the CUSOs merged.

The Company allocates corporate overhead to the four remaining managed CUSOs. The profits or losses of the CUSOs are allocated between the two parties as part of the management fee arrangement.

At December 31, 2007, the Company had revolving lines of credit of $221,000 available with three CUSOs of which $ 159,594 was drawn and payable to the CUSOs. The unsecured lines bear interest at fixed rates ranging from 7% to 8.85%, except for one variable rate line which has a rate of prime plus 1.50%. They expire between June 2008 and August 2011.

Management of the Company and each CUSO has agreed to allow for right of offset of any net due to or due from balance against any balance owed on the revolving line of credit. Since the right of offset exists, the Company nets all due to and/or due from balances in the statement of financial condition.

Note 6. Commitments and Contingency

The Company leases facilities under five separate operating leases expiring between 2008 and 2017. In addition to the base rent, the lease requires the Company to pay a proportionate share for increased operating expenses of the building.

(Continued)

Note 6. Commitments and Contingency (Concluded)

The Company is obligated for the following future minimum lease payments:

Year ending December 31,

2008	$ 590,718
2009	557,175
2010	568,128
2011	514,285
2012	502,093

Total rent expense was $612,036 for the year ended December 31, 2007.

As part of these leases, the Company received rent concessions covering both free rent periods and leasehold improvements. The leasehold improvements are measured at the landlord's cost and the deferred rent are each amortized over the life of the lease on a straight-line method. The free rent periods are included in the future minimum lease payments stated above as adjustments to the gross amounts of rent due and expensed over straight-line basis over the life of the lease.

The Company has guaranteed 50% of the line of credit loans made by three Virginia credit unions to three CUSOs managed by the Company. At December 31, 2007, the outstanding loans totaled $159,594. The maximum potential future payment would be $79,797. The Company believes that, based on current facts and circumstances, a material payment pursuant to such guarantees is remote. These guarantees expire at various times but renew automatically.

Note 7. Health Benefits

The Company provides to all full-time employees medical, dental, life and disability insurance by funding a "cafeteria plan" for such eligible employees. The Company expensed $157,267 in premiums during 2007.

Note 8. Profit-sharing Plan

Effective September 1, 2000, the Company adopted qualified cash or deferred compensation plan under Section 401(k) of the Internal Revenue Code which covers all employees who have reached age 21. Under the plan, the Company will fully match participant contributions up to 7% of compensation. The Company expensed $158,471 in contributions during 2007.

Note 9. MICG Incentive Plan

The purpose of this incentive plan is to motivate, reward and retain employees and advisors of the Company by providing special incentives based on the appreciation in value of the Company. This plan is not an equity plan and is intended only to provide a cash incentive to employees, managers, advisors, directors and consultants of the Company. This plan constitutes a discretionary bonus plan and is not, nor is it intended to be, a plan covered by the Employee Retirement Income Security Act of 1974, as amended.

This incentive plan was implicated in 2003, and replaced the previous Phantom Equity Plan. All participants in the previous plan have converted their previous shares to new incentives shares.

This plan is effective during a change of ownership, defined as a merger, sale of substantially all of the assets, or a transfer of beneficial ownership (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of the Company by its interest holders, in which the interest holders immediately prior to such merger, consolidation, sale or transfer do not own at least 50% of the outstanding voting power of the equity interests of the Company immediately after such transaction. The distributable amount shall be five percent (5%) of the value of the net proceeds received by the Company (or, if applicable, its interest holders, when shares are fully distributed) as a result of the Liquidity Event. Each participant receives a notice of grant which sets forth the number of units granted to that participant, the vesting terms and such other terms and conditions as are determined by the plan administrator. The maximum number of incentive units that may be granted under the plan is 50,000.

Incentive units that are forfeited, redeemed or cancelled cease to be outstanding and become available for other grants under the plan (unless the plan has been terminated). Unless otherwise determined by the plan administrator and reflected in the notice grant, each participant's grant of incentive units shall vest as to 20% of the total number of units granted one year from the grant date and thereafter monthly (on the last day of each calendar month) as to 1/60 of the total number of units granted. A participant shall be entitled to receive the distributable amount only with respect to his or her vested incentive units (that have not been forfeited, terminated or cancelled) as of the applicable redemption date. For purposes of this plan, a unit is considered vested when the participant is eligible to receive a distribution during a Liquidity Event, as described above. No distributions shall be made with respect to unvested incentive units.

(Continued)

Note 9. MICG Incentive Plan (Concluded)

The transactions for the incentive units during 2007 were as follows:

Outstanding units at beginning of the year	$	4,850
New units granted		-
Redeemed units		-
Outstanding units at end of the year	$	4,850

As of December 31, 2007, no qualifying Liquidity Events have occurred; therefore, no related liabilities or expenditures have been recorded.

Note 10. Related Party Transactions

The Company serves as the General Partner and investment advisor of Three Hedge Funds. The Company earned management and incentive fees amounting to $508,734 in 2007.

In November 2007 the Company entered into a sub lease agreement with Martinovich Investment Consulting Group for their Williamsburg office. The lease was for 1 year ending on October 31st, 2008.

Expenses incurred amounted to $13,890.40 and is included in occupancy in the accompanying statement of operations.

Note 11. Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 and the CFTC's capital requirements pursuant to Regulation 1.17. These rules require that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $50,000, whichever is greater, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had a net capital deficiency of $619,963, which was $568,214 in excess of its required net capital of $51,749.

The Company's clearing agreement with its clearing broker requires the Company to meet certain requirements, including maintaining $75,000 of capital in addition to any capital required by SEC Rule 15c3-1. At December 31, 2007, the Company's capital was in excess of this requirement by $544,963.

MICG INVESTMENT MANAGEMENT, LLC
Supplementary Information
Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1
December 31, 2007

Capital-Members' equity	$	2,196,284
Deductions and/or charges		
Nonallowable assets		
Commission receivable		30,413
Property and equipment, net		605,060
Prepaid expenses and other assets		935,679
Excess fidelity bond deductibility		4,000
Total deductions and or charges		1,575,152
Net capital before haircuts on securities positions		621,132
Haircuts on securities		1,169
Net capital		619,963
Minimum net capital requirement-the greater of 6-2/3% of aggregate indebtedness of $776,233 or $50,000		51,749
Excess Net capital		568,214
Aggregate indebtedness		
Accounts payable and accrued expenses		207,594
Notes and accounts payable to CUSOs		488,842
Guarantee of line of credit loans		79,797
		776,233
Ratio of aggregate indebtedness to net capital		125.21%

Reconciliation with Company's computation included in Part II A of Form X-17 A-5 as of December 31, 2007

Net capital, as reported in Company's Part II A unaudited Focus report	$	619,963
Nonallowable assets		-
Other		-
Net capital per above	$	619,963

MICG INVESTMENT MANAGEMENT, LLC
Supplementary Information
Segregation Requirements and Funds in Segregation
December 31, 2007

Amounts required to be segregated	**None**
Total amount segregated	**None**
Excess funds in segregation	**None**

MICG INVESTMENT MANAGEMENT, LLC

Supplementary Information
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Broker-Dealers Pursuant to Rule 15c3-3
December 31, 2007

The Company is exempt from rule 15c3-3 under K2(ii).

MICG Investment Management, LLC

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) AND CFTC REGULATION 1.16

December 31, 2007

HARBINGER PLC
CONSULTANTS AND CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) AND CFTC REGULATION 1.16

To the Members of
MICG Investment Management, LLC
Newport News, Virginia

In planning and performing our audit of the financial statements and the supplemental schedules of MICG Investment Management, LLC (the " Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid excess margin securities of customers as required by rule 15c3-3.

www.harbingerplc.com
150 WEST MAIN STREET, SUITE 1740 P: (757) 228-7878
NORFOLK, VIRGINIA 23510 F: (757) 228-5978

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by he company in any of the following:

1. The daily computations of the segregation requirements of section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations.

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with the accounting principals generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principals such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weakness. We did not identify any deficiencies in internal control activities safeguarding securities that we consider to be material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and the CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that so not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2007 to meet the SEC's and the CFTC's objectives except as described in the above paragraph.

This report is intended solely for the information and use of the Members, management, the SEC, the CFTC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule17a-5(g) under the securities Exchange Act of 1934 and/or Regulation 1.16 of CFTC in their regulation of registered brokers and dealers to be and should not be used by anyone other than these specified parties.

Harbinger PLC

February 25, 2008
Norfolk, Virginia

END